UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 31, 2013

Commission File Number: 001-35408

AVG TECHNOLOGIES N.V.

Gatwickstraat 9-39

1043 GL Amsterdam

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

AVG Technologies N.V. (NYSE: AVG) named Gary Kovacs as Chief Executive Officer and Managing Director.  Mr. Kovacs joins AVG from Mozilla Corporation, where he was most recently CEO and responsible for expanding the company’s desktop and mobile businesses.

Over the course of his 25-year career and prior to joining Mozilla, Mr. Kovacs was Senior VP of Markets, Solutions & Products at Sybase (acquired by SAP) and General Manager and VP of Mobile & Devices at Adobe Systems. He also held a variety of senior marketing, product management, technical and operating positions with other industry leading companies including Macromedia (acquired by Adobe), Zi Corporation (acquired by Nuance Communications) and IBM, where he was instrumental in creating products and strategies that drove long-term growth.

An extraordinary general meeting of shareholders will be held sometime in September to approve Mr. Kovacs’ appointment as CEO and a member of AVG’s Management Board. Mr. Kovacs began his employment July 25, 2013.

The Company also announced that JR Smith has resigned as an employee and managing director of AVG’s Management Board, effective July 25, 2013. Mr. Smith has also decided not to become a member of the Supervisory Board.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVG TECHNOLOGIES N.V.

Date: July 31, 2013	By:	/s/ John Little
Name: John Little
Title: Chief Financial Officer and Managing Director